November 14, 2011

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Patriot Coal Corporation Form 10-K for Fiscal Year ended December 31, 2010 Filed February 25, 2011 Response Letter dated October 5, 2011 File No. 1-33466

Dear Mr. Hiller:

On behalf of Patriot Coal Corporation (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 3, 2011, related to the above-referenced Form 10-K for the fiscal year ended December 31, 2010.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided our response immediately below each comment.

Form 10-K for Fiscal Year ended December 31, 2010

Note 25 - Commitments and Contingencies, F-33

September 1, 2010 U.S. District Court Ruling, page F-35

1.  Please clarify for us how you determined that the costs to build and operate the water treatment facility are within the scope of ASC 410-30. In doing so, please address the following points:

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Explain how your ability or inability to delay the remediation activities until asset retirement impacted your conclusion; the weight given to the timing of expenditures in light of the guidance in ASC 410-20-15-2(b) should be clear.

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Explain how you determined that the remediation activities were not legal obligations to treat contamination incurred or assumed as a result of an acquisition, construction or development of a project as described in ASC 410-30-15-3(a).

Lastly, please tell us how you determined that the costs to build and operate the facility are not within the scope of ASC 410-20. The extent to which you view the obligation as resulting from (i) normal operations as opposed to improper operations; and (ii) past operations as opposed to future operations; should be clear.

Response:  We respectfully submit that it is appropriate to account for the costs to build and operate the Fluidized Bed Reactor (FBR) water treatment facility according to the guidance of ASC 410-30. Our consideration of the literature in ASC 410-30 and ASC 410-20 with regards to the costs to build and operate the facility are discussed below. Further, we have provided additional background information as it relates to our selenium water treatment obligation.

Background

Selenium water treatment efforts relate primarily to surface mining operations where specific water outfalls were created as a consequence of the mining process under legacy permit standards which did not include selenium effluent limits. Selenium is a naturally occurring element within certain rocks and greater or lower concentrations may attach (leach) or become swept into the new water flows created through the mining process based on the exposure of the rock to water in the valley fills/water flows. This exposure occurs as rock is disturbed during mining (usually in numerous locations at various points or plateaus along the mountain surface) in order to recover the coal, as part of the mining process, when the rock is placed both at the site where coal is extracted as well as along the mountain side to recreate the mountain contour and allow drainage and water flow based on the then current mining permit requirements. Each mining permit can have many outfalls and each outfall receives varying amounts of water flow due to variable weather conditions (more or less rain/snow) throughout any given year.

In 1987, the United States Environmental Protection Agency (EPA) promulgated an aquatic life water quality standard for “total recoverable selenium” limits of 5 micrograms per liter as a chronic value and 20 micrograms per liter as an acute value. In 1992, the West Virginia Department of Environmental Protection (WVDEP) adopted the EPA selenium water quality standard. As a result of the findings of the Final Programmatic Environmental Impact Statement on Mountaintop Mining/Valley Fills in Appalachia prepared by several federal agencies in consultation with WVDEP, selenium limits were first included in National Pollutant Discharge Elimination System (NPDES) permits issued to coal mines that had a reasonable potential to discharge selenium at concentrations that would violate the water quality standard beginning in late 2003. For new permits or outfalls within a permit, immediate end-of-pipe limits of 4.7 micrograms per liter monthly average and 8.2 micrograms per liter daily maximum were assigned. For existing outfalls, “monitor and report only” limits were assigned upon permit renewal and a compliance schedule was included in order to provide time to bring any existing outfalls into compliance with the new limits. The term of each compliance schedule was generally assigned to extend until the next permit renewal date, generally 3-5 years. As these compliance schedules expired, end-of-pipe limits became effective, the first of which took effect in late 2006. One of the permits for Apogee Coal Company (Apogee) was renewed in August 2006 and imposed selenium discharge limits that took effect immediately.

In 2007, Apogee was sued in the U.S. District Court for the Southern District of West Virginia (U.S. District Court) by the Ohio Valley Environmental Coalition, Inc. (OVEC) and another environmental group. We refer to this lawsuit as the Federal Apogee Case. This lawsuit alleged that Apogee had violated water discharge limits for selenium set forth in one of its NPDES permits. The lawsuit sought fines and penalties as well as injunctions prohibiting Apogee from further violating laws and its permit. On July 23, 2008, Patriot acquired Magnum Coal Company, the parent company of Apogee, and all of the related assets and liabilities.

A hearing was held beginning on August 9, 2010 in U.S. District Court to discuss the Federal Apogee Case and one other lawsuit. On September 1, 2010, the U.S. District Court ordered Apogee to install a FBR water treatment facility for three outfalls and to come into compliance with applicable selenium discharge limits by March 1, 2013. These three outfalls were created prior to the inclusion of the selenium limits in their permit. The timing of expenditures has been driven by a schedule and narrative explaining the time period and actions required to design, construct, equip, install and operate the FBR water treatment facility for the three Apogee outfalls, which was submitted to the court in October 2010. The court appointed a Special Master who is authorized to monitor, supervise and direct compliance under the September 1, 2010 order.

Scope of ASC 410-30 and ASC 410-20

In evaluating the accounting implications of the September 1, 2010 court ruling, we considered the guidance in ASC 410-20-15-2(b) and ASC 410-20-15-3(b). ASC 410-20-15-2(b) implies that the timing of settlement of an obligation should not be a factor in determining whether it is within the scope of ASC 410-20. Our lack of ability to delay remediation activities until asset retirement did not factor into our accounting decision.

However, the nature of the obligation and its cause were integral factors in our accounting for the obligation. Specifically, ASC 410-20-15-3(b) discusses that an environmental liability that results from the improper operation of a long-lived asset is not within the scope of ASC 410-20, but rather, is within the scope of ASC 410-30. Compliance with water discharge limits for selenium as set forth in Apogee’s NPDES permits was required immediately upon permit renewal in August 2006. In order to continue operating our mining complexes in the normal course of business, we must be in compliance with all of the terms of our permits. In 2007, Apogee was sued pursuant to the citizen suit provisions of the Clean Water Act for violation of selenium discharge limits in its NPDES permit (“improper use”).

Based on the selenium discharge limit standards now included in our permits, we have adjusted our rock removal practices with the intent of decreasing or eliminating the amount of selenium-bearing rock that is exposed to water and the amount of selenium subsequently discharged. If these procedures had previously been put into place at the three Apogee outfalls, the selenium exceedances may have been avoided or minimized. Accordingly, the obligation associated with the Federal Apogee Case was deemed to be a result of improper use resulting from a past action and within the scope of ASC 410-30.

Consideration of ASC 410-30-15-3(a)

The guidance in ASC 410-30-15-3(a) states “ASC 410-20 applies if a legal obligation to treat environmental contamination is incurred or assumed as a result of the acquisition, construction, or development of a long-lived asset.” We were ordered to construct the FBR water treatment facility as a result of the September 1, 2010 court ruling which related to the Federal Apogee Case. The remediation activities that were the subject of the Federal Apogee Case were a result of the prior improper use with respect to the selenium discharge limits under the 2006 NPDES permit, not as a result of the order to construct the FBR water treatment facility or any other long-lived asset. Accordingly, we do not believe this guidance is applicable to our determination of the accounting for these remediation activities.

Past and future obligations

As described in the Background above, rock was moved and the outfalls were created in the past; however, the water running over the rock, resulting from varying volumes of precipitation, occurs in the present and the future. As water passes over the rock, the rock slowly erodes and selenium is leached into the water potentially causing current and future exceedances. The Apogee surface mines were initially permitted prior to the promulgation and enforcement of the selenium discharge standards and we are required to address these new discharge limits in accordance with standards now set in each individual permit. If we fail to comply with applicable selenium water treatment requirements, the Apogee permits could be suspended or revoked. (See e.g., W. Va. Code § 22-3-17(a) and (b) and W. Va. Code St. R. § 38-2-20.3 and 4). If the permits were revoked, it could jeopardize our ability to renew permits or receive new permits. (See e.g., W. Va. Code § 22-3-18(c) and W. Va. Code § 22-3-19(a)(1)). We must have valid mining permits in order to realize the benefits of our coal reserves and associated infrastructure at the Apogee (Logan County) mining complex. See the detail of our 80 million tons of assigned proven and probable coal reserves located at the Logan County mining complex as presented in Item 2. Properties - Coal Reserves in the above referenced filing.

The guidance in ASC 410-30-10-1 states, “This Subtopic requires that an entity recognize a liability for obligations associated with environmental remediation liabilities that relate to pollution arising from some past act, generally as a result of the provisions of Superfund, the corrective-action provisions of the Resource Conservation and Recovery Act, or analogous state and non-U.S. laws and regulations.” The obligation to treat selenium exceedances was driven by the changes in laws governing our permits. The costs to install and operate the FBR water treatment facility relate to “pollution” arising from our past act of failing to minimize the exposure of certain rocks disturbed during the mining process to new water flows, thus allowing selenium which was previously encased in the rocks to enter the water flow.

Accordingly, the installation of a FBR water treatment facility addresses a problem created by past operations while allowing our current operations to continue by treating current and future selenium discharges to reduce or eliminate exceedances that result from water passing over outfalls created under previous permit guidelines.

2.  Since the selenium discharge limits relate to current mining permits and current operations, please explain to us how you determined that the future costs to operate the water treatment facility are properly characterized as pertaining to pollution arising from past actions or events under ASC 410-30. Also explain how your approach is not inconsistent with your response concerning the nature of the facility to be constructed, stating “the costs to build and implement a FBR water treatment facility are intended to (i) extend the life of the Apogee mining operations since without the FBR water treatment facility, renewal of permits or additional permits would not occur, …, and (ii) improve the safety to the environment as required by the current NPDES permits.”

Response:  We respectfully submit that selenium discharge limits apply to mining permits that pertain to past, current and future mining operations. The outfalls with required water treatment due to selenium exceedances are part of a larger mining complex, which holds many mining permits. As discussed in our response to Question #1, the selenium discharges that we are attempting to treat resulted from past operations but continue to greatly impact our current and future operations in a manner similar to the pollution control equipment and liner examples sited in ASC 410-30-55 (discussed further below).

Selenium water treatment efforts relate to past surface mining operations where specific water outfalls were created and utilized as the mines were operated under prior mining methods and permit standards. The FBR water treatment facility is intended to mitigate the future leaching of selenium into streams caused by past mining activities, as well as allow us to continue renewing and obtaining permits for our current and future operations. We have recorded the future costs to operate the FBR water treatment facility as a liability due to the fact that the overall obligation stems from a past act and our current failure to come into compliance with applicable mining standards.

There are provisions in ASC 410-30 which allow for the capitalization of the acquisition and installation of equipment (pollution controls) or structures (liner) related to environmental remediation. ASC 410-30-55 provides examples that help clarify when to capitalize or expense remediation costs. The accounting treatment is based on whether or not these expenditures add value to future operations. Cases C and E (410-30-55-18 through -26) illustrate this guidance. While neither example provides our exact set of circumstances, they are both similar to our situation.

Case C discusses the costs to acquire and install pollution control equipment at a manufacturing plant. The pollution control equipment improves the safety of the plant compared with its condition when it was built or acquired and mitigates or prevents air pollution that has yet to occur, therefore the costs to install the equipment are capitalizable. This manufacturing plant was built prior to stricter pollution controls and now has to address the stricter pollution control requirements in order to continue operations. We are in a similar situation. The FBR water treatment facility is similar to the pollution control equipment. WVDEP added selenium discharge limits to NPDES permits in an effort to improve water safety for aquatic life. Installation of a FBR water treatment facility is intended to improve the environmental safety of the Apogee mining complex by reducing selenium discharge levels to those required by the current NPDES permits and state and federal regulations. The Apogee surface mines were initially permitted and operated prior to the promulgation and enforcement of the new selenium discharge standards and we are required to address these discharge limits in accordance with our NPDES permits. If we fail to comply with applicable selenium water treatment requirements, the Apogee permits could be revoked. If the permits were to be revoked, it could jeopardize our ability to renew permits or receive new permits. If permits cannot be obtained, then we would not be able to realize the benefits of our coal reserves at the Apogee mining complex.

Case E discusses the costs to install a liner to limit soil contamination caused by an operating garbage dump.  Refining the soil on the dump property is similar to our selenium water treatment operating costs and installing the liner is similar to building the FBR water treatment facility. The literature discussing refining the soil states, “Removal of toxic waste from the soil addresses an existing environmental concern. However, removing the waste does not mitigate or prevent future operations from creating future toxic waste. The risk will continue regardless of how much of the existing soil is refined.” The future costs to operate the FBR facility are similar to the cost to refine the soil in Case E because the operating costs are addressing the removal of selenium discharges from the water flows, but do not prevent future selenium discharge limit exceedances from occurring at the outfalls. We have the obligation to treat these selenium discharge limit exceedances that resulted from a past act regardless of whether or not these obligations result in any kind of benefit to our current and future operations. The literature further states “While the liner does not extend the useful life or improve the efficiency or capacity of the garbage dump, it has improved the dump’s safety compared to when the dump was constructed or acquired. The liner addresses an existing and potential future problem.” While the FBR water treatment facility does not extend the capacity of our

Apogee mining complex, it is intended to extend the life of the complex by allowing for continued permitting and improve the mining complex environmental safety as required by our permits and as currently defined by state and federal regulations as compared to the condition when developed. The installation of a water treatment facility allows our current operations to continue and addresses leaching of selenium resulting from rock that became exposed to flowing water when the outfalls were created. Therefore, the installation of a water treatment facility allows our current operations to continue to operate and addresses current and future selenium discharge limit exceedances that resulted from outfalls created under previous permit guidelines.

In conclusion, we looked to the accounting guidance in ASC 410-30 in relation to the water treatment obligation for the three Apogee outfalls due to the root cause of the obligation – failure to remediate pollution that resulted from a past act. The obligation resulted from the improper operation of our mines, and was not the result of the acquisition, construction or development of a long-lived asset. We accrued the liability for the future costs to operate the FBR water treatment facility and capitalized the cost of the installation of the FBR water treatment facility based on the recognition criteria in ASC 410-30-25. The installation of the FBR water treatment facility is intended to extend the life of the overall Apogee mining complex by allowing for continued permitting and improving the mining complex environmental safety as required by our permits and as currently defined by state and federal regulations as compared to the condition when developed. The costs to build the FBR water treatment facility benefit future operations by allowing for future permitting; the costs to operate the FBR water treatment facility result from pollution arising from the past action of exposing rock which contained selenium to flowing water without properly mitigating the exposure to selenium as required by the revised standard in our NPDES permit, and accordingly were accrued.

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In connection with responding to your comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (314) 275-3685 or my colleague Chris K. Knibb at (314) 275-3682.

Sincerely, Patriot Coal Corporation /s/ Mark N. Schroeder
Mark N. Schroeder Chief Financial Officer

cc:   John Cannarella, United States Securities and Exchange Commission, Division of Corporation Finance
Michael Fay, United States Securities and Exchange Commission, Division of Corporation Finance

Chris Knibb, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation